July 31, 2007

Mr. Terence O’Brien

Division of Corporation Finance

Accounting Branch Chief

Mail Stop 7010

United States Securities and Exchange Commission

Washington, D.C. 20549-7010

RE:	Omega Flex, Inc.
Form 10-K for the fiscal year ended December 31, 2006
Filed April 2, 2007
File No. 0-51372

Dear Mr. O’Brien:

On behalf of Omega Flex, Inc. (the “Company”), below are our responses to your Comment Letter dated July 9, 2007 (the “Comment Letter”) regarding our Form 10-K for the year ended December 31,2006 (the “Form 10-K”). The responses below are in the same order in which your letter was written, with paragraph numbers herein corresponding to the paragraphs of the same number in the Comment Letter.

Also we acknowledge the following:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Item 7 - Management's Discussion and Analysis of Financial Condition and Results of Operations, page 24

Non-GAAP Financial Measures, page 24

1.            We note that you are presenting a non-GAAP measure titled, core operating profit, and are including a discussion and analysis for each period presented of this measure. We further note that this measure excludes non-cash compensation and legal expenses. It is unclear to us how you have determined that the measure does not violate Item 10(e) of Regulation S-K and that these expenses are non-recurring. In this regard, we note that you have recognized a charge for each of these expenses in more than one period historically. In addition, while you do not expect to incur such a large legal settlement in the future, it remains unclear how you have determined that you will not incur any legal costs in future periods in light of your disclosure on page 55 within note 11 regarding your exposure to product liability. As such, please either remove your presentation of "core operating profits" for future filings, or tell us how you determined this measure does not violate Item 10(e) of Regulation S-K. Please also refer to Questions 8 and 9 of the SEC "Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures" for additional guidance.

Management believes that the Company’s historical operating profits, after excluding the charges referenced in the Form 10-K consisting of Non-Cash Stock Based Compensation charges and Non-Recurring Legal Expenses (“Core Operating Profits”), is more representative of the future earning power of the Company than the comparable GAAP measure, Operating Income. We believe the unusual items identified are sufficiently anomalous to warrant the presentation of a separate financial measure which allows investors to evaluate the Company's performance exclusive of these items and, therefore, that the presentation of Core Operating Profits is in compliance with the provisions of Item 10(e) of Regulation S-K.

The first item, Non-Cash Compensation, ceased to exist at the time the Company became public in July 2005 and the financial statements do not include any charges for this item subsequent to that date.

The second item, Non-Recurring Legal Expenses, represents the costs incurred by the Company in defense of an alleged class action suit and ultimately the costs taxed to the Company in settlement of the suit. The lawsuit was filed on November 14, 2005. The Company denied all allegations in the lawsuit, and on September 5, 2006 the Company entered into a Stipulation and Settlement Agreement with the Class Representatives and Class Counsel, to settle and resolve the allegations in the lawsuit. The settlement agreement was approved by the court on February 1, 2007.

The Company believes that the litigation expenses incurred in the defense and settlement of the class action litigation were unusual because (1) of the nature of the case as a putative nationwide class action case, (2) the magnitude of the defense costs, and (3)the magnitude of the settlement.

Other litigation in which the Company is currently involved primarily relates to product liability cases, and one intellectual property matter. The Company believes that these types of litigation may occur in the ordinary course of business. In accordance with Item 103 of Regulation S-K, the Company has prominently disclosed the class action litigation, and has not identified the foregoing product liability claims in its filings as being material to its business. The Company’s total litigation expenses incurred in 2006 and 2005, excluding the class action case, were $857,000 in 2006 and $770,000 in 2005.

For the above reasons, the Company believes that the legal expenses incurred in the class action litigation were unusual and are not recurring. Furthermore, we believe the non-GAAP financial measure provides the investor of a clearer picture of the underlying value of the Company’s business on a going-forward basis. It also provides an ability to measure and compare future performance of the Company in future periods when the class action litigation expenses and non-cash compensation expenses do not occur in future reporting periods.

2.            If you are able to demonstrate that core operating profit does not violate Item 10(e) of Regulation S-K, please revise your disclosure in future filings to provide the following information, as required by Item 10(e) of Regulation S-K and Questions 8 and 12 of the SEC "Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures:"

•	The manner in which you use this non-GAAP measure to conduct or evaluate your business;
•	The economic substance behind management's decision to use such a measure;
•	The material limitations associated with using this measure as compared to using the most directly comparable GAAP financial measure;
•	The manner in which you compensate for these limitations when using this measure; and
•	The substantive reasons why management believes this measure provides useful information to investors.

The Company intends to continue the use of the Core Operating Profits measure to allow management to focus on those issues in which they can make a significant impact in managing the business, without focusing on aspects of the operating environment with respect to which they have lesser influence. Furthermore, the Company believes that the use of this financial measure allows investors and potential investors to evaluate the Company's expected performance over a longer period of time, and is useful for the financial community in evaluating the ability of the Company to obtain and repay debt.

In the context of the foregoing and the staff’s comment, the Company will, in future filings, elaborate on: the manner in which it uses Core Operating Profits to conduct or evaluate its business; the economic substance behind management’s decision to use such measure; the material limitations associated with using this measure as opposed to the most directly comparable GAAP measure; the manner in which we compensate for these limitations when using this measure; and the substance reasons why management believes this measure provides useful information to investors.

3.            In future filings, if you continue to present core operating profits, please revise your disclosure to present operating profit with greater prominence than core operating profit. Refer to Item 10(e)(l)(i)(A) of Regulation S-K.

In those instances where we present Core Operating Profit, we will present the GAAP operating profit with greater prominence than the Core Operating Profit in accordance with Item 10(e)(1)(i)(A) of Regulation S-K.

Results of Operations, page 26

4.            Please revise your disclosures in future filings to address the following for each period presented:

As disclosed in the Company’s previous filings, a majority of our business is derived from the manufacture and sale of flexible gas piping products. Therefore, any detailed analysis or explanation of various aspects of our business as requested by the Staff could disclose competitively sensitive information relating to that business. The Company will in future filings address the following issues for each period presented, to the extent those issues are relevant to that period, while also seeking to strike a balance between meaningful disclosure to investors and protecting of their investment through nondisclosure of competition-sensitive information:

•      Provide a more detailed quantitative analysis of the increase in your prices in response to the increase in raw material costs. Specifically, state the amount by which the increase in prices covered the increase in raw material costs. Also state the amount by which raw material costs increased for the period. Such discussion will allow an investor to easily understand the impact to gross profit.

We will provide a more detailed quantitative analysis of the increase in prices in response to raw material costs, specifically stating the amount by which the increase in prices covers the increase in raw material costs and stating the amount by which raw material costs increased for the period.

•

Provide a more detailed analysis and explanation of the strategic initiatives that led to you "accelerating sales in the commercial market." Please supplementally tell us what these initiatives were and what you mean by these initiatives leading to accelerating sales in the commercial market.

We will provide a more detailed analysis and explanation of the strategic initiatives that led to accelerating sales in the commercial market. We hereby supplementally advise you that the strategic initiatives described in the Form 10-K relate to new products for the commercial market, engineering and application tools for architects and engineers, new marketing materials for the commercial market, and increased staffing in the sales department dedicated to the commercial market. At this point, because the residential and commercial market use a majority of the same products, we cannot analyze or report on sales exclusively to the commercial market. Our conclusion that there are ‘accelerating sales in the commercial market’ is derived from sales of larger products that are typically used in the commercial market, and positive feedback from targeted accounts in the commercial market of their purchasing history and intentions.

•

Provide a discussion of how the operating results of your end markets (i.e., the housing/homebuilding market) are impacting your operating results. In this regard, we note your disclosure on page 8 that the construction industry, the larger of your two end markets, had seen a reduction in the rate of growth in 2006 without a discussion as to how this is impacting or how you expect this to impact your operating results within

MD&A. Provide a detailed explanation of what the manufacturing efficiencies were and how those efficiencies resulted in an increase in your gross profit margin.

We will provide a discussion of how the operating results of end market are impacting operating results. The majority of our business relates to the business of manufacturing, selling, and distributing flexible gas piping products under the trade-names “TracPipe®” and “CounterStrike®.” These products are used in the construction of new residential construction, and to a lesser extent, new commercial construction. As the residential construction industry experiences increases or decreases in the rate of growth, such changes also impact our net sales. While there is a significant correlation to between the change in the growth rate of the residential construction market and our operating results, those changes are not directly proportionate to our net sales or operating margins because (1) some of our sales are derived from the industrial flexible metal hose business, (2) some of our business is derived from the commercial construction market, which has not experienced the changes noted in the residential market, and (3) we continue to obtain increased market share for our flexible gas piping products, and (4) we have not reduced our manufacturing capacity or initiated any job reductions or other cost savings measures in order to position ourselves in the market when the residential market rebounds from its current slowdown.

•	Provide a detailed explanation of what the manufacturing efficiencies were and how those efficiencies resulted in an increase in your gross profit margin.

We will provide a detailed explanation of what our manufacturing efficiencies are and how those efficiencies resulted in an increase in gross profit margin.

Refer to Item 303 of Regulation S-K and Sections 501.04, 501.07, 501.12.b of the Financial Reporting codification for guidance.

Critical Accounting Policies and Use of Estimates, page 33

5.            For your inventory critical accounting policy, please revise your disclosure in future filings to state the amount that you wrote off for inventory excess and/or obsolescence for each period presented. Please also include a discussion of any material difference between your estimated write downs and actual results.

Future filings will address each of the items indicated as requested by the Commission’s staff.

6.           Please revise your goodwill critical accounting policy in future filings to provide a description of the valuation method(s) used to determine the fair value of your reporting units, the material assumptions used in the valuation method(s), and the sensitivity of those assumptions. For example, if you use the discounted cash flow method, such assumptions should include the discount rate, the revenue growth rates and the operating profit margin, at a minimum.

Future filings will address each of the items indicated as requested by the Commission’s staff.

7.            We note that you have included intangible assets with indefinite lives as a critical accounting policy. However, from your consolidated financial statements, it does not appear that you have material indefinite-lived intangible assets. Please either revise your critical accounting policy disclosure in future filings, or revise your footnote disclosures to state the total carrying amount of these assets and the carrying amount for each major intangible asset class in accordance with paragraph 45.b. of SFAS 142. If you do have material intangible assets with indefinite lives, please disclose in critical accounting policies your method for testing for impairment the material assumptions used and the sensitivity of those assumptions. Also, disclose how you determined those intangible assets have indefinite lives in accordance with paragraph 11 and Appendix A of SFAS 142.

Future filings will revise the disclosure on pages 34 and 45 to reflect the fact that we do not have any intangible assets with indefinite lives.

Liquidity and Capital Resources, page 36

8.            In future filings, please expand your liquidity discussion to include a discussion for each of the three fiscal years presented regarding the three major categories of the statements of cash flows. Refer to Instruction to paragraph 303(a) of Regulation S-K.

Future filings will expand on the liquidity discussion as requested by the Commission’s staff and will include a discussion of each of the three fiscal years presented regarding the three major categories of the statements of cash flows.

9.            In future filings, please revise your discussion and analysis to include a comprehensive description of all the material factors impacting operating cash flow activities. For example, we note that inventories are 15% and 25% of your total assets as of December 31, 2006 and March 31, 2007, respectively. In addition, inventories have increased 30.8% during fiscal year 2006 and 25.6% during fiscal quarter March 31, 2007, which appears to be disproportionate to your net sales trends. Net sales increased 12.1% during fiscal year 2006 and only .1% during fiscal quarter March 31, 2007. As such, please include an analysis of inventory turnover for each period presented and a discussion and analysis of the increase in inventories in excess of net sales growth. Refer to instruction 5 to Item 303(A) of Regulation S-K for guidance.

Future filings will include a comprehensive description of operating cash flow activities in accordance with the requirements of Item 303(A) of Regulation S-K, and as requested by the Commission’s staff.

Significant Accounting Policies. page 44

Revenue Recognition, page 44

10.          In future filings, please include your policy for recognizing consideration paid to customers, such as rebates, promotional incentives and discounts. Based on your letter to us dated June 21, 2005, the consideration paid to customers is material to net sales. Further, you state on page 16 of your Form 10-K that customer rebates represents a significant payment. Please provide us with the disclosure you intend to include in future filings.

The Company has included below the revisions that it intends to include in future filings for this item.

Revenue Recognition

The Company’s revenue recognition activities relate almost entirely to the manufacture and sale of its flexible metal hose and related products. Under generally accepted accounting principles, revenues are considered to have been earned when the Company has substantially accomplished what it must do to be entitled to the benefits represented by the revenues. With respect to sales of the Company’s products, the following criteria represent preconditions to the recognition of revenue:

•	persuasive evidence of an arrangement must exist;

•	delivery has occurred or services rendered;

•	the sales price to the customer is fixed or determinable; and

•	collection is reasonably assured.

Gross sales are reduced for all consideration paid to customers for which no identifiable benefit is received by the Company, as defined in EITF 01-9. This includes promotional incentives, yearend rebates, and discounts. The amounts of such reductions for the years 2006 and 2005 were $10,517,000 and $9,100,000, respectively.

Commissions, for which the Company receives an identifiable benefit, are accounted for as a sales expense, in accordance with the provisions of EITF 01-9.

Item 9A - Controls and Procedures, page 59

11.          We note that your chief executive officer and chief financial officer concluded that your disclosure controls and procedures are effective at the reasonable assurance level as of the date of their evaluation. Please confirm to us, if correct, and revise your disclosure in future filings to clearly state that their conclusions regarding the effectiveness of your disclosure controls and procedures is as of the end of the period covered by the report. Refer to Item 307 of Regulation S-K and SEC Release No. 33-8238: Management's Reports on Internal Control over Financial Reporting and Certification of Disclosure in Exchange Act Periodic Reports, effective August 14, 2003 for guidance.

We hereby confirm that the conclusions regarding the effectiveness of disclosure controls and procedures is as of the end of the period covered by the report. Future filings will include this clarification.

Exhibits 31.1 and 31.2

12.          In future filings, please remove the chief executive officer and chief financial officer's title in the introductory line to the 302 certification. Refer to Item 601 (b)(31) of Regulation S-K.

For future filings, we will delete the titles of Chief Executive Officer and Chief Financial Officer from the introductory line to the 302 certification.

13.          In future filings, remove the parenthetical, "(if any)" included after material weaknesses you have included in paragraph 5. In this regard, Item 601(b)(31) of Regulation S-K notes that the certification must be provided exactly as stated therein. Also refer to SEC Release No. 34-46427 dated August 28, 2002 and SEC Staff Alert dated March 5, 2005 for additional guidance.

The parenthetical expression “(if any)” included in paragraph 5 will be excluded from future filings.

* * * *

If you have any questions regarding our response or require additional information, please contact me at (610) 524-7272. Ext. 30186.

Sincerely,

Omega Flex, Inc.

/s/ E. Lynn Wilkinson

E. Lynn Wilkinson

Vice President Finance and

Chief Financial Officer

Cc:	Tracey Houser, Staff Accountant
Jeanne Baker, Staff Accountant